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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)


                              CARROLS CORPORATION
                          CARROLS HOLDINGS CORPORATION
                                   (BIDDERS)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (AND ASSIGNEE INTERESTS THEREIN)
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ALAN VITULI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              CARROLS CORPORATION
                         CARROLS HOLDINGS CORPORATION
                                968 JAMES STREET
                            SYRACUSE, NEW YORK 13203
                                 (315) 424-0513
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                    Copy To:
                             HOWARD S. JACOBS, ESQ.
                              WAYNE A. WALD, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                         NEW YORK, NEW YORK 10022-2585
                                 (212) 940-8800


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                                  TENDER OFFER


     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on June 10, 1998 (the 'Statement') relating to the offer by Carrols Corporation, a Delaware corporation (the 'Purchaser'), to purchase all of the outstanding shares (the 'Shares') of common stock, par value $.01 per share (the 'Common Stock') of Pollo Tropical, Inc., a Florida corporation (the 'Company'), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was attached as Exhibit (a)(2) to the Statement (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'). The purpose of this Amendment No. 1 is to amend and supplement the Cover Page and Items 7 and 11 of the Statement as set forth below.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES



     The information set forth in the 'INTRODUCTION', 'Section 9--Certain Information Concerning the Purchaser', 'Section 10--Source and Amount of Funds', 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements', 'Section 12--Plans for the Company; Other Matters' and 'Section 16--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS



   (a)(1)  Offer to Purchase, dated June 10, 1998.
   (a)(2)  Letter of Transmittal.*
   (a)(3)  Letter to Brokers, Dealers, Banks, Trust Companies and Nominees.
   (a)(4)  Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
   (a)(5)  Notice of Guaranteed Delivery.*
   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
   (a)(7)  Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.*
   (a)(8)  Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.*
   (a)(9)  Form of Summary Advertisement, dated June 10, 1998.*
      (b)  Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and Chase
           Securities Inc. to the Purchaser.*
   (c)(1)  Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the Company.*
   (c)(2)  Tender Agreement.*
   (c)(3)  Non-Competition Agreement.*
      (d)  None.
      (e)  Not applicable.
      (f)  None.


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* Previously filed as an exhibit to the Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 26, 1998


                                          CARROLS CORPORATION
                                          By:     /s/ JOSEPH A. ZIRKMAN
                                             ----------------------------------
                                             Name: Joseph A. Zirkman
                                             Title: Vice President and General
                                                    Counsel

                                          CARROLS HOLDINGS CORPORATION
                                          By:     /s/ JOSEPH A. ZIRKMAN
                                             ----------------------------------
                                             Name:  Joseph A. Zirkman
                                             Title: Vice President and General
                                                    Counsel

                               INDEX TO EXHIBITS


EXHIBIT
  NO.      EXHIBIT                                                                                                PAGE
--------   ----------------------------------------------------------------------------------------------------   ----
(a)(1)     --    Offer to Purchase, dated June 10, 1998.
(a)(2)     --    Letter of Transmittal.*
(a)(3)     --    Letter to Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(4)     --    Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
(a)(5)     --    Notice of Guaranteed Delivery.*
(a)(6)     --    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)     --    Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.*
(a)(8)     --    Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.*
(a)(9)     --    Form of Summary Advertisement, dated June 10, 1998.*
(b)        --    Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and
                 Chase Securities Inc. to the Purchaser.*
(c)(1)     --    Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the
                 Company.*
(c)(2)     --    Tender Agreement.*
(c)(3)     --    Non-Competition Agreement.*
(d)        --    None.
(e)        --    Not applicable.
(f)        --    None.


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*Previously filed as an exhibit to the Statement.